ASX Limited [[Listings]] ASX Customer Service Centre 131 279 | asx.com.au #11002128v1 6 November 2025 Reference: 114476 Ms Aoife Rockett Company Secretary James Hardie Industries Plc Level 20 60 Castlereagh Street Sydney NSW 2000 By email Dear Ms Rockett James Hardie Industries Plc (‘JHX’): Price - Query ASX refers to the following: A. The change in the price of JHX’s securities from a close of $29.48 on 5 November 2025 to a low of $24.41 at the time of writing today. B. The significant increase in the volume of JHX’s securities traded today. Request for information In light of this, ASX asks JHX to respond separately to each of the following questions and requests for information: 1. Is JHX aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities? 2. If the answer to question 1 is “yes”. (a) Is JHX relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1? Please note that the recent trading in JHX’s securities would suggest to ASX that such information may have ceased to be confidential and therefore JHX may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation. (b) Can an announcement be made immediately? Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below). (c) If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made? 3. If the answer to question 1 is “no”, is there any other explanation that JHX may have for the recent trading in its securities? 4. Please confirm that JHX is complying with the Listing Rules and, in particular, Listing Rule 3.1. 5. Please confirm that JHX’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of JHX with delegated authority from the board to respond to ASX on disclosure matters.

2/3 ASX Customer Service Centre 131 279 | asx.com.au #11002128v1 When and where to send your response This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 1:00 PM AEDT Thursday, 6 November 2025. You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, JHX’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out in the previous paragraph and may require JHX to request a trading halt immediately. Your response should be sent to me by e-mail at ListingsComplianceSydney@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform. Trading halt If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in JHX’s securities under Listing Rule 17.1. If you wish a trading halt, you must tell us: • the reasons for the trading halt; • how long you want the trading halt to last; • the event you expect to happen that will end the trading halt; • that you are not aware of any reason why the trading halt should not be granted; and • any other information necessary to inform the market about the trading halt, or that we ask for. We require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions. Suspension If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in JHX’s securities under Listing Rule 17.3. Listing Rules 3.1 and 3.1A In responding to this letter, you should have regard to JHX’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that JHX’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter. Release of correspondence between ASX and entity ASX reserves the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under Listing Rule 18.7A. Yours sincerely

3/3 ASX Customer Service Centre 131 279 | asx.com.au #11002128v1 ASX Compliance